EXHIBIT 1


                            SPEIZMAN INDUSTRIES, INC.
          508 WEST FIFTH STREET O P.O. BOX 31215 O CHARLOTTE, NC 28231
               704-372-3751 O TELEX 575299 O FAX NO. 704-376-3153
                          WEB ADDRESS: WWW.SPEIZMAN.COM

PRESS RELEASE                                              NASDAQ Symbol:
SPZN
Contact:  Josef Sklut
Vice President-Finance


Charlotte, NC - March 31, 1998 - Speizman Industries today announced that its Board of Directors has authorized the repurchase of up to $500,000 of the Company's common stock. The repurchases are to be made from time to time in open market transactions during 1998 and 1999. The timing of share purchases, the actual number of shares purchased and the price to be paid will depend upon the availability of shares, the prevailing market prices and other considerations which may in the opinion of the Board of Directors or management affect the advisability of purchasing SPZN shares. Funds for these purchases will be taken from available cash flow and borrowings under the available credit facility. Based on the closing price of the Company's stock on March 30, 1998 of $7.00 per share, the number of shares authorized for repurchase represents approximately 2.2% of the 3,279,806 shares currently issued and outstanding. The repurchased shares will become treasury shares, available for reissuance for various corporate purposes.

Commenting on the announcement, Robert S. Speizman, President, stated "We believe that an investment in our shares at current price levels represents a sound use of the Company's funds."

Speizman Industries, Inc. acts as an exclusive U.S. and Canadian distributor for six major Italian manufacturers of textile equipment and several leading U.S. manufacturers of laundry equipment. The Company's common stock trades on The Nasdaq Stock Market under the symbol: SPZN.